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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of December 2005


                       FRESENIUS MEDICAL CARE CORPORATION

                 (Translation of registrant's name into English)

                              Else-Kroner Strasse 1
                                61346 Bad Homburg
                                     Germany

                    (Address of principal executive offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

       Form 20-F  [X]             Form 40-F  [ ]

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

       Yes  [ ]  No  [X]

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

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      This Report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-4 (Registration No. 333-128899) filed October 7, 2005 by Fresenius Medical Care AG (the "Company") as amended by Amendment No. 1 filed November 17, 2005, and shall be part thereof and the prospectus included therein from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission.

      Attached hereto as Exhibit 99.1 is a press release issued on December 23, 2005 announcing an extension of Expiration Date for Tender Offer and Consent Solicitation for the 9% Senior Subordinated Notes of Renal Care Group, Inc.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



DATE: December 23, 2005





                                       FRESENIUS MEDICAL CARE
                                       AKTIENGESELLSCHAFT

                                       By: /s/ BEN LIPPS
                                           -------------------------------------
                                           Name:  Dr. Ben Lipps
                                           Title: Chief Executive Officer and
                                           Chairman of the Management Board



                                       By: /s/ LAWRENCE A. ROSEN
                                           -------------------------------------
                                           Name:  Lawrence A. Rosen
                                           Title: Chief Financial Officer